UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT advocates liberalisation of postal market, 11 November 2005

TNT and Cosco enter strategic partnership to jointly develop China and Asia Pacific Logistics business, 14 November 2005

Marie-Christine Lombard, Group Managing Director of TNT Express, receives the insignia of Chevalier from the National Order of the Legion of Honour,
14 November 2005

11 November 2005

TNT ADVOCATES LIBERALISATION OF POSTAL MARKET

Level playing field with United Kingdom and Germany prerequisite for further liberalisation

TNT has taken note of the Council of Ministers' decision to request advice from the Council of State regarding the proposal for a new postal act. In light of the proposed full liberalisation of the postal market in the Netherlands, the present Dutch Postal Act will need to be amended.

TNT is a proponent of postal liberalisation, provided a level playing field is created in Europe. According to the Postal Memorandum, liberalisation in the Netherlands will have to keep in step with the rate of liberalisation and actual competitive opportunities in Germany and the United Kingdom.

In addition to evaluating the regulations, the Ministry of Economic Affairs will also investigate the existing obstacles in the UK and German postal markets. The results are expected in early January. TNT! also regularly charts the present situation in both markets and recently announced a new independent study.

TNT has established that a level playing field does not exist at present. Compared to Royal Mail and Deutsche Post, new entrants to the UK and German postal markets are still disadvantaged by the VAT system. Other issues include licensing conditions, anti-competitive regulation of network access and rates, and market obstruction by both national postal companies. These problems do not exist in the Dutch market, which means that competition is already developing rapidly.

TNT emphasises that the new laws and regulations must properly reflect the economic characteristics of the postal market, which differ from those in the telecommunications and energy markets. Unnecessary sector-specific regulation will lead to distortion of the market. TNT is also urging for sufficient attention to be paid to! lessening the administrative burden.

The legislative proposal is an elaboration of last year's Postal Memorandum and the Supplement to the Postal Memorandum. The prerequisite of a level playing field was set out in these documents.

14 November 2005

TNT AND COSCO ENTER STRATEGIC PARTNERSHIP TO JOINTLY DEVELOP CHINA AND ASIA PACIFIC LOGISTICS BUSINESS

Cosco Group, the world's second largest and China's largest shipping company, together with TNT, a world leading global mail, express and logistics company, unveil a strategic partnership, with the formation of a Joint Venture (JV). The announcement is made jointly by Captain Wei Jiafu, President of Cosco Group and Mr Peter Bakker, CEO of TNT. The partnership will enable Cosco to further penetrate into the Asia Pacific logistics market, and it will enable TNT to expand its presence in China as well as its China-linked logistics business. As a first step in this strategic partnership, both industry leaders today signed the Letter of Intent for the establishment of a logistics JV. The JV aims at becoming the world's recognised leader in supply chain management in the Asia Pacific region. The combined strengths of both companies will create more comprehensive service offerings and geographical coverage to customers.

The new 50/50 JV is expected to be operational in 2006. The activities that will be injected into the JV initially are Cosco's home appliance logistics business in China and TNT's Pallecon Logistics business in Australia. The combined warehouse space will be approximately 1 million square metres and the number of employees around 1,000. The near term objectives are to develop the home appliance logistics business and to introduce the Pallecon business into China. The JV is also aimed at the continued growth of Pallecon and the active development of China linked logistics in Australia.

The new JV combines the strengths of Cosco's home appliance market knowledge, customer base and nationwide network with TNT's global network, Best-in-Class IT platforms and value-added logistics know-how to offer customers with simplified, seamless, end-to-end supply chain solutions.

Peter Bakker CEO of TNT: "This partnership with Cosco is an important and significant step for our China strategy. The marriage of our know-how and global position in logistics to Cosco's shipping strength and Cosco logistics' China leadership is an excellent match that has potential to grow rapidly and become industry leader for China domestic business and China linked services in the world.

Wei Jiafu, President of Cosco Group, emphasized that Cosco Group has decided to enter into this strategic alliance with TNT, one of the leading global 500 companies, with a view to fully leverage TNT's technologies and advanced management, and Cosco's network, client base, and China market's experience in order to achieve maximum mutual benefits and effectively strengthen each other's market influence in China and the Asia-Pacific region. This is a partnership between two powerful players, embodying a significant move in Cosco's overseas expansion as an important component of Cosco's "strategic transformation from a global shipping carrier into a global logistics player." Founded on genuine goodwill and mutual support by both parties, this JV is bound to have a bright future.

14 November 2005

Marie-Christine Lombard, Group Managing Director of TNT Express, receives the insignia of Chevalier from the National Order of the Legion of Honour

TNT N.V.today announced that Marie-Christine Lombard, Group Managing Director TNT Express, will receive a distinguished award from the National Order of the Legion of Honour in a ceremony that will take place tonight. Alain Bréau, Co-President of the French Transport and Logistics Federation (TLF) and a Chevalier of the National Order of the Legion of Honour will present Marie-Christine with the insignia of Chevalier award, at the offices of the French Business Confederation (MEDEF) in Paris.

The award recognises Marie Christine's achievement as one of the few women to lead a global group of this scale, something that was highlighted with her inclusion in the Financial Times' list of Europe's 25 top business women.

An outstanding professional career
Marie-Christine Lombard began her career in New York in merchandising before moving to pursue roles in banking, most notably with the Paribas bank. In 1989, she became the international mergers consultant for the Paribas Group in Paris and the representative for the Rh™ne-Alpes region for mergers and acquisitions activities in 1991.

In 1993, Marie-Christine Lombard joined the express transport company Jet Services as Financial Director, where she was appointed General Director in 1997. Following the acquisition of Jet Services by the TPG group in 1999, and the merger of Jet Services with TNT International Express, Marie-Christine was promoted to Managing Director of the company, now TNT Express France. In 2004 she was promoted to her current position, as Group Managing Director of TNT Express.

Commitment to the company's social policies and defender of gender equality
Throughout her career at TNT Marie-Christine Lombard has been heavily involved in the company's social policies, offering particular support to the equal opportunities charter, signed in 2003 at TNT Express France. This charter guarantees that all employees, regardless of age, gender, race, religion, family situation or status, benefit from the same development opportunities within the company. Furthermore, she is a strong advocate of gender equality within the company and has actively supported the promotion of women to management positions.

Marie-Christine Lombard is 47 and graduated from ESSEC Paris in 1981. She sits on the management committee of the French Transport and Logistics Federation (TLF) and is a member of the Entrepreneurs Club for Development in Rh™ne-Alpes and of the ESSEC development committee.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. For more information about TNT N.V. please go to the website: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 15 November 2005